SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. __ /*/)

CHINA DASHENG BIOTECHNOLOGY COMPANY
(Name of Issuer)
Common Stock, par value $.01 per share
(Title of Class of Securities)
16944C108
(CUSIP Number)
Anna G. Brandt c/o LaRue Brandt
789 Meadowbrook Lane
Chambersburg, PA 17201
abrandt151@yahoo.com
(Name, Address, and Email address of Person Authorized to
Receive Notices and Communications)
September 19, 2011
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the
subject of this Schedule 13D, and is filing this schedule
because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ] /*/ The remainder of this cover page shall be filled out for a reporting person's initial filing
on this form with respect to the subject class of
securities, and for any subsequent amendment
containing information which would alter
disclosures provided in a prior cover page.
The information required on the remainder of
this cover page shall not be deemed to be "filed"
for the purpose of Section 18 of the Securities
Exchange Act of 1934 ("Act") or otherwise subject
 to the liabilities of that Section of the Act but shall be
subject to all other provisions of the Act (however, see the Notes).
SCHEDULE 13D
CUSIP No. 16944C108
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1    NAMES OF REPORTING PERSONS

     Anna G. Brandt
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a) [ ]
     (b) [ ]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS

     PF
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5    CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)      [   ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Canada
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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:


                         7    SOLE VOTING POWER

                              3,100,000
                         -------------------------------------------------------
                         8    SHARED VOTING POWER

                              0
                         -------------------------------------------------------
                         9    SOLE DISPOSITIVE POWER

                              3,100,000
                         -------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER

                              0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,100,000
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                   [ ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          10.3%
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14   TYPE OF REPORTING PERSON*

          IN
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ITEM 1.   SECURITY AND ISSUER.

      This Schedule 13D relates to the common stock, par value $0.01 (the "Common Stock"), of China Dasheng Biotechnology Co. (the "Issuer").

      The address of the Issuer's principal executive office is

             China Dasheng Biotechnology Company
             Building B 17th Floor Century Plaza
             Qingyang Road Lanzhou, Gansu
             People's Republic of China

ITEM 2. IDENTITY AND BACKGROUND.

      (a) This statement is being filed by Anna G. Brandt (the
"Reporting Person").

      (b) The principal address for the Reporting Person is 789 Meadowbrook Lane
            Chambersburg, PA  17201.

      (c) The Reporting Person is an individual investor.

      (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in the Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) The Reporting Person is a citizen of Canada.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Personal.

ITEM 4. PURPOSE OF TRANSACTION.

Anna G. Brandt demands that the Company file its financial report forthwith and may buy more shares.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

      The Reporting Person is an individual investor.
3,100,000 CDBT shares is 10.3% of the last-reported total outstanding.

The shares were accumulated at an estimated cost-basis of less than $0.30 per share through open-market purchases.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated as of: September 19, 2011

                                                   By:  /s/  Anna G. Brandt
                                                   ------------------------
                                                   Name:  Anna G. Brandt